UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

mPhase Technologies Inc.

(Name of Issuer)

COMMON STOCK, $.001 VALUE

(Title of Class of Securities)

62472C 10 2

(CUSIP Number)

Abraham Biderman

5634 17th Avenue

Brooklyn, New York 10204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 62472C 10 2	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abraham Biderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 45,076,900 shares of common stock
	8	SHARED VOTING POWER 1,461,017,700 with Eagle Strategic Advisers LLC and wife Sarah Biderman
	9	SOLE DISPOSITIVE POWER 45,076,900 shares of common stock
	10	SHARED DISPOSITIVE POWER 1,461,017,700 with Eagle Strategic Advisers LLC and wife Sarah Biderman

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,094,600 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62472C 10 2	13D	Page 3 of 4 Pages

The following constitutes the Schedule 13D filed by the Undersigned (the “Schedule 13D”).

Item 1.	Security and the Issuer.

This Statement on Schedule 13D (“Statement”) is filed with respect to the Common Stock, no par value of mPhase Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 9841 Washington Blvd, Suite 390, Gaithersburg, Maryland 20578. Such class of securities is hereinafter referred to as “Common Stock”.

Item 2.	Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Abraham Biderman.

Mr. Biderman was a Director of the Issuer until his resignation effective January 11, 2019. The principal place of business for mPhase Technologies Inc. is 9841 Washington Blvd, Suite 390, Gaithersburg, Maryland 20578.

2(d), 2(e) During the past five years, Mr. Biderman has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). .

Effective July 2, 2018 FINRA, accepted a Letter of Acceptance, Waiver and Consent (“AWC”) from Mr. Biderman in as further discussed in Amendment No. 1 to Form 10-K of mPhase Technologies, Inc. for Year Ended June 30, 2018, filed on 11-09-2018.

2(f) Mr. Biderman is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction.

Effective January 11, 2019, Eagle Strategic Adviser, LLC, owned by Mr. Biderman and his wife Sarah, received 87,375,000shares of common stock at $.00005 per share for conversion of $4,369 of debt owed by the Company to Eagle Strategic Advisers, LLC. In addition, on January 23RD 2019. Mr. Biderman caused Eagle Strategic Advisers LLC to transfer, by a charitable gift 2,750,000,000, of the total of 4,211,017,700 owned by such entity to a 501(c) 3 not for profit organization retaining beneficial ownership of 1,461,017,700 in such entity

Item 5.	Interest in Securities of the Issuer.

5(a) and (b) Mr. Biderman beneficially owns an aggregate of (after the transactions)  1,506,094,600 shares of Common Stock. Mr Biderman has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Biderman beneficially owns directly and indirectly through his firm Eagle Strategic Advisers LLC and his wife Sarah a total of 1,506,094,600 shares of Common Stock, representing in the aggregate 2.69% of the total outstanding shares of the Common Stock.

5(c) During the past 60 days Mr. Biderman purchased 0 shares of common stock in the open market.

5(d) No person other than Mr. Biderman is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Item 5(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be filed as Exhibits.

None

CUSIP No. 62472C 10 2	13D	Page 4 of 4 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information on set forth in this statement is true, complete and correct.

Dated: January 25, 2019	By:	/s/ Abraham Biderman
Abraham Biderman